January 10, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Taylor Beech and Mara Ransom, Office of Trade & Services

Re:	MANSE USA LLC
Draft Offering Statement on Form 1-A
Submitted November 1, 2023
CIK No. 0001982659

Dear Ms. Beech and Ms. Ransom:

On behalf of our client, MANSE USA LLC (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 6, 2023 (the “Comment Letter”) with respect to the Company’s draft offering statement on Form 1-A submitted November 1, 2023 (the “Offering Statement”).

For your convenience, we have reproduced below in italics the text of the comments provided in the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offering Statement.

Amendment No. 2 to Draft Offering Statement on Form 1-A

Risk Factors

Our business model operates in a context where regulation…, page 6

1. We note your response to comment 1. Please further revise to clarify whether the Roys are issued and/or transferred using distributed ledger or blockchain technology.

Company Response: The Company acknowledges the Staff’s comment and has revised the Offering Statement accordingly on page 6, confirming that the Roys are neither issued nor transferred using distributed ledger or blockchain technology.

The Company’s Business

Overview, page 9

2. Where you refer to the success of the MANSE France business, revise to acknowledge that there is no assurance that your business model will achieve similar results.

Company Response: The Company acknowledges the Staff’s comment and has revised the Offering Statement accordingly on page 9.

The Talents, page 9

3. We note your responses to comments 3 and 4 that while the algorithm is the same across all Roys, regardless of the associated Talent, the yield payments will be unique to a specific Talent, as they are calculated based on the commercial successes of each Talent. In this regard, we continue to believe that you will need to qualify a separate class of Roys for each Talent. It appears that you intend to qualify one class of Roys associated with Nick Kyrgios. Tell us whether you intend to qualify additional classes of Roys in this offering associated with other Talents before qualification of this offering circular or in the future via post-qualification amendments, and if so, revise your offering structure and disclosure accordingly. Remove your references to the Talents with whom Manse France has entered into Talent Agreements if you have no intention of offering Roys for such Talents or revise to provide additional information about each such Talent in this Offering Circular. In addition, we note the defined term “Class” in Exhibit 6.1 means “the class of this Agreement as shown on the Information Sheet; Classes include regular Roys for which no specific mention is made on the Information Sheet and Roys with the option of Instant Redemption.” Please tell us whether you intend to issue certain Roys with redemption rights and Roys without redemption rights, how you will differentiate between such Roys, and disclose this feature in your filing.

Company Response: In the revised Offering Statement, we have specified the Talent for which the Company initially intends to offer and sell associated Roys upon qualification of the offering on page 9, and provided basic biographical information with respect to that Talent, which is the same information that will be displayed on the Royaltiz.com platform. The Company is also in discussions with certain other Talents about the offer and sale of associated Roys, and expects agreements to be signed with those additional Talents after the qualification of this offering. We propose to contact the Staff after the submission of this letter and the revised Offering Statement to provide the names of the additional Talents supplementally.

We acknowledge the Staff’s comment that in the Staff’s view the Company will need to qualify each new set of Roys offered in connection with a separate Talent as a separate “class” of securities for purposes of the Securities Act. Immediately below is a summary of our understanding of how this qualification process would work in practice if the Company were required to qualify a number of separate “classes,” but we respectfully request that the Staff consider our alternative approach outlined in the paragraph that follows our summary instead, as we believe this approach more appropriately complies with the Company’s obligations under the Securities Act and will reduce the administrative burden that would be imposed by qualifying separated “classes,” without reducing the information available to investors.

If the Company were to qualify each set of Roys associated with each new Talent that it identifies after the qualification of this offering (hereafter, a “New Roy Set”), then it would periodically file a post-qualification amendment to add the New Roy Set based on new Talents that the Company has engaged. In any case where a New Roy Set was added, the total number of Roys offered and sold in the aggregate would not exceed the total number of Roys qualified for sale in the initial Offering Statement. Consistent with the Commission’s and Staff’s guidance set forth in Securities Act Rel. No. 33-9741 at p. 140 at note 516, and Securities Act Rules CDI 182.12, the Company’s post-qualification amendments to its Form 1-A would provide information only with respect to the New Roy Set or sets newly offered in connection with the post-qualification amendment. The Company would continue to sell sets of Roys associated with Talents that are disclosed in the previously qualified offering statement, including those qualified in a previously filed post-qualification amendment, while the current post-qualification amendment is under consideration by the Staff, but any New Roy Sets associated with new Talents would only be sold after the particular post-effective amendment was approved and qualified by the Staff.

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We urge the Staff to consider the following as an alternative to the procedure described above. As addressed in our previous letter responding to the Staff’s comments, dated October 31, 2023, the Company continues to believe that the relevant case law and the Commission’s guidance support our view that each set of Roys associated with a different Talent is not a separate “class” for purposes of the Securities Act. While the yield rate for each New Roy Set would be impacted by the commercial success of that particular Talent, the economics of all Roys are substantially the same, as are the governance rights. Insofar as different Talents are a factor in the economic success of a given set of Roys associated with that Talent, investors rely on publicly-available information, and their own evaluation of that information, in making their investment decisions, and not on disclosure or recommendations supplied by the Company.

On the “class of securities” issues, in our previous letter responding to the Staff’s comments, dated October 31, 2023, we cited Ellerin v. Massachusetts Mutual Life Insurance Co., 270 F.2d 259 (2d Cir. 1959), which held that two series of preferred stock ranking pari passu as to dividend and liquidation rights were the same “class,” despite differences in redemption prices, dividend rates, and other terms. In summarizing Ellerin, another court pointed out its holding that a different “series” of securities falls short of representing a separate “class,” noting that when the federal securities laws were adopted separate series were not viewed as separate classes, and further explained that:

The question in Ellerin was whether two series of a nominal class of preferred stock should be considered part of the same “class” for purposes of section 16(b). Each series had different dates of issuance, listing and registration, annual dividend rates, redemption prices, and sinking fund requirements. However, they shared almost identical voting rights, the same preference as to dividend and liquidation distributions, and the same par value. In addition, both series lacked pre-emptive and conversion rights. The court noted these characteristics, but did not engage in an in-depth comparison of the two series to see if they belonged to the same class. Instead, it took a more commonsensical approach to the problem. . .

Morales v. New Valley Corporation, 936 F. Supp 119, 123-24 (SDNY July 31, 1996). Along the same lines, the Commission in 1981 stated that a separate series of securities that differ in redemption price and dividend are part of the same “class,” noting that securities with “substantially similar characteristics” are part of the same class even though there may be substantive differences. Release No. 34-18114, Q.36 (1981).

This analysis is consistent with the approach to different types of investments in other contexts. An index fund, for example, regularly updates the securities that are included within the index, and such updates do not result in the creation of a new class of securities.

For the reasons stated above, the differences between different sets of Roys are not the same types of fundamental and economic and governance rights as those between typical series in a series LLC, which often differ materially in fundamental economic rights, such as liquidation preference and dividends, as well as in governance rights.

We researched the Commission’s pronouncements under Regulation A, and found no indication that the Commission intended to apply a different definition of class in that context as compared to any other context under the Securities Act, even though the rules that it adopted or amended in 2015 expressly articulated other unique restrictions under the Regulation.

Furthermore, there would be no benefit to investors from requiring that each New Roy Set be included in a new offering circular or post-qualification amendment, because there is no special disclosure about the Talent to include in such an amendment. The Company has no right to receive, would not possess, and would not disclose, any unique information about the Talent. It is central to the Company’s business model that the algorithm bases its calculations solely on information that is or becomes available in the public domain, so there will not be additional substantive disclosure about any Talents to include in an amendment to the Offering Statement. The Company, furthermore, has no legal basis to request any information from the Talents other than what may be required for complying with applicable tax and similar obligations.

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If the Staff agreed that it was not necessary to file a new offering statement or post-qualification amendment to add new Roys associated with New Roy Sets, the Company would undertake to file, prior to offering and selling any New Roy Set, a supplement pursuant to Rule 253(g) under the Securities Act that includes basic information about a Talent similar to that which would be included on the Royaltiz.com platform. The Company would file the supplement prior to offering or selling Roys associated with the new Talent. We believe that this approach would most effectively comply with the Company’s obligations under the Securities Act while providing the necessary information to investors and avoiding the burden of regular qualifications of post-qualification amendments. If the Company were to file a new offering circular or post-qualification amendment to add new Roys associated with New Roy Sets, it would have to file, and the Staff would have to process and review multiple filings each year, in addition to the annual amendment the Company will file to update financial statements. The additional disclosure in those filings about new Talents would provide little or no disclosure for the Staff to review, as any summary of the background of a new Talent is basic information that is readily available in, and indeed derived from, the public domain. The same information will already be prominently available to investors on the royaltiz.com platform. We have attached as Exhibit A to this letter an example of a summary of the background of a Talent similar to what the Company would provide. The example summary contained in Exhibit A hereto is also indicative of the information that the Company would provide in the supplement pursuant to Rule 253(g) referenced above. Even if it does not have to file a post-qualification amendment each time it adds Talents, the Company will nonetheless have to provide relatively continuous disclosure in addition to the supplements described above: Annual and semi-annual reports under Rule 257(b), plus any additional required interim amendments.

The Company has made the additional clarifications that the Staff has requested throughout the revised Offering Statement, including that all Roys will offer redemption. The Company has also attached an updated Exhibit 6.1 to the Draft Form 1-A with revised defined terms in response to the Staff’s comment.

4. We reissue comment 4. Please include specific, detailed disclosure in your filing regarding each Talent associated with each class of Roys you intend to sell in this offering. In this regard, it appears you are attempting to qualify at least one class of Roys associated with Nick Kyrgios. Revise to include some background regarding this Talent in the filing. To the extent you will add a class of Roys for each of the Talents identified in Appendix I of your response letter dated September 6, 2023, include comparable disclosure for each Talent. File as an exhibit the Talent Agreement you enter into with each Talent. To the extent that you will add classes of Roys for other Talents sourced by the Company, confirm that you will disclose such Talents prior to seeking qualification.

Company Response: The Company acknowledges the Staff’s comment and has revised the Offering Statement on page 10 to include specific disclosure regarding each Talent associated with the Roys that the Company intends to sell in this offering. However, as stated in the Company’s response to the Staff’s prior Comment 3 above, which we incorporate by reference here, the Company urges the Staff to reconsider its position that each New Roy Set issued in connection with a different Talent is a separate “class” of security for purposes of the Securities Act. As addressed in our previous letter responding to the Staff’s comments, dated October 31, 2023, the Company continues to believe that that the relevant case law and the Commission’s guidance support our view that each New Roy Set is not a separate “class” for purposes of the Securities Act. Rather, the Company respectfully believes that the Roys represent one class of security, with different characteristics depending on the associated Talent. The Company has expanded its analysis in response to the Staff’s prior Comment 3 above, as well as outlined an alternative process which we believe will address the Staff’s concerns with respect to ensuring the offer and sale of each New Roy Set is appropriately qualified, and that investors receive all of the necessary information with respect to each New Roy Set.

Characteristics of a Roy, page 15

5. We note your revised disclosure in response to comment 5 and reissue in part. Disclose that an investor who purchases a Roy will earn yearly a minimum yield of $0.40 and a maximum of $1, and during the Roy’s 10-year term, a Roy holder will receive a total yield between 40 cents and $10 per Roy. In this regard, we note that you have only disclosed the yearly $0.40 yield.

Company Response: The Company acknowledges the Staff’s comment and has revised the Offering Statement accordingly on page 15.

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The Algorithm, page 16

6. We note your response to comment 13 and reissue our comment. We note your disclosure that “although some details about how the algorithm operates will be made available to Roy holders as addressed below in section titled ‘The Company’s Business,’ or otherwise made publicly available, we will not disclose all details about the operation of the algorithm so investment decisions will have to be made without that information.” Please remove this disclosure. Include a description of the algorithm in the appropriate places throughout your filing, including Exhibit 6.5, or tell us why the algorithm is not material to investors. In this regard, it appears the summary you have included as Exhibit 6.6 only details how you create a valuation for a specific Talent, but it does not explain a specific algorithm or how a yield payment is determined. Clarify if each Talent will have a different algorithm, and if so, disclose each specific algorithm in this filing.

Company Response: The Company acknowledges the Staff’s comment and has revised the Offering Statement to include more detailed disclosure about the algorithm. See, for example, pages 5, 15, and 16. The Company has also revised Exhibit 6.5. In addition, the Company has revised the Offering Statement to provide additional clarification regarding the operations of the algorithm and how they apply to each Talent. With these revisions, the Company believes it has satisfied its disclosure obligations pursuant to the requirements of Form 1-A and provided investors with adequate and an appropriate amount of information about the goal and operation of the algorithm in order for investors to make informed investment decisions, and that the provision of further detail about the algorithm would risk compromising the Company’s trade secrets because the algorithm is proprietary. The revised disclosure provides investors with an explanation on the goal of the algorithm, a non-technical overview of how it functions, an explanation of certain nuances (e.g. that it can contain slight variations designed to address specific fields of work), and disclosure regarding certain common factors in each variation of the algorithm, such as social media followers and endorsement deals. Consequently, we believe that we have provided investors with an adequate amount of information regarding how the actions of the Talents will potentially affect the yield of the Roys without compromising the Company’s trade secrets by exposing the technical operation of the algorithm or each component variable.

Roy Redemptions, page 18

7. Clarify that you have limited resources available to redeem Roys, as you seem to suggest elsewhere in your offering circular, and explain how the redemption feature will operate. If redemption is not assured and is subject to your discretion, state as much. Explain what you will do with the Roys that are redeemed.

Company Response: The Company acknowledges the Staff’s comment and has revised the Offering Statement accordingly. See, for example, pages 4 and 18.

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The Company and Management, page 19

8. We note your disclosure in response to comment 2 regarding your anticipated additional sources of income. Please revise to provide more detail about each line of business, including whether you have any customers or contracts in place. In addition, disclose the assumptions underlying the projected future revenue for each.

Company Response: The Company acknowledges the Staff’s comment and has revised the Offering Statement by providing additional details about the other lines of business. The Company has determined not to use the revenue projections, as it does not believe this information is necessary for investors to properly evaluate the investment opportunity, and the revenue projections have been removed from the revised Offering Statement.

9. We note your response to comment 6 and reissue our comment. Disclose the price formula described in Appendix 2 of Exhibit 6.1 in your filing, rather than including a cross reference to the exhibit.

Company Response: The Company acknowledges the Staff’s comment and has revised the Offering Statement accordingly on page 15.

General

10. We note your response to comment 8 and reissue our comment, as it now appears only the Company will be able to purchase Roys from investors on the platform. If true, please revise your statements throughout your filing where you state that the price of the Roys will fluctuate based on level of sales to clarify that the price will fluctuate based on level of repurchases made by the Company, such as on your cover page. Remove all references to the ability to “trade” Roys and acknowledge that the Roys have limited liquidity and investors should be prepared to hold on to their investment for an indefinite period of time. Clarify what you mean on page 9 where you say that “After purchasing a Roy, the price as calculated by the price formula contained in the Roy contract fluctuates based on the volume of sales, which should be impacted by yield levels among other factors, such as the investor’s view of the future prospects of the Talent,” page 10 where you say that “All of the Roys associated with the Talents that currently participate on the trading platform that are engaged by MANSE France will be available to the Company’s users through the Company’s platform,” and on page 15 where you say “Subsequent investors purchase Roys at the price indicated by the price formula ” and “After introduction, users may acquire and hold the number of Roys that they wish,” if repurchases may only be made by the Company.

Company Response: The Company acknowledges the Staff’s comment and has revised the Offering Statement throughout accordingly. See, for example, the cover page and pages 1, 9, and 15.

11. We note your response to comments 9 and 12, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in.

Company Response: The Company acknowledges the Staff’s comment and confirms its understanding that the Staff’s decision not to issue additional comments should not be interpreted as the Staff taking a position on our previously communicated response.

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12. We note your response to comment 10. Clarify whether the company would resell the Roys to third parties after redemption, and if so, disclose that any subsequent resales by the Company would be considered a primary offering of Roys that would count towards the $75 million cap for Tier 2 offerings.

Company Response: The Company acknowledges the Staff’s comment and has revised the Offering Statement on the cover page and pages 9 and 15 to reflect that redeemed Roys are cancelled by the Company at the time of being redeemed, and consequently will not be resold to third parties following redemption. The Company acknowledges that any sales of any Roys in a primary offering by the Company count toward the $75 million cap.

13. We note your response to comment 17 and reissue our comment. Your response acknowledges that the commercial performance of the Talent impacts the yield calculation. In this regard, please provide your analysis as to whether each Talent should be considered a co-issuer of Roys under this framework, including under the Howey test, and if not, explain why not. Your response should include a materially complete description of the compensation paid to each talent, including the circumstances under which talents receive Roys, and whether there is any ongoing compensation and whether any of the proceeds of the offering are used to pay talents.

Company Response: The Company acknowledges the Staff’s comment. In connection with the Company’s response, we considered the meaning of “issuer” and “co-issuer,” as those terms have been interpreted by the Commission, the Staff, and leading secondary sources. In particular, a leading treatise points to two no-action letters issued by the Staff, Comdisco and Royal LePage. See Loss, Seligman, and Paredes, Securities Regulation (7th Ed. 2023), Chapter 3, Section C.7, at note 502. In Comdisco (Aug. 19, 1982), the company (“Comdisco”) sponsored partnerships and trusts to participate in sale-leaseback arrangements of IBM equipment by purchasing the equipment from Comdisco, and entering into other complex financing and leasing transactions with Comdisco and its equity investors. The partnerships and trusts raised capital through equity offerings to accredited investors under Regulation D. In its no-action request, Comdisco requested that the Staff concur that it was the only “issuer” of the equity interests to the investors in the partnerships and trusts for purposes of the Regulation D offerings, and that the partnerships and trusts were not “co-issuers.” The Staff declined to provide the requested relief. Not only was the partnership or trust directly issuing equity in itself, but the partnership or trust was actively engaged in substantive financing and leasing transactions related to the business operations whose sole purpose was to generate value for the equity holders. In contrast, in Royal LePage (June 16, 1986), the Staff agreed that a trustee that effected sales of the company’s equity pursuant to an employee plan was not an issuer even though it played a tangible role in the sale of the equity, noting that the role of the trustee was “ministerial.”

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In the Company’s case, the Talents are not substantively engaged in the business operations related to the issuance and ongoing operation of the Roys. Talents, for example, are not involved in the decision to issue (or not issue) Roys, and have no involvement in operating the algorithm, the pricing mechanism, or the website. The Talents are not provided with any non-public information about the factors the algorithm takes into account in evaluating their success. Accordingly, unlike the partnerships and trusts in Comdisco, Talents are not the actual issuer of Roys, have no role in – and do not stand in – the chain of issuance of Roys, and have no engagement – either substantive or ministerial – in the business operations of the Company in issuing and operating the Roys on the Company’s platform. In Comdisco, by contrast, the trusts and partnerships were the actual issuers of equity in themselves, and were actively engaged as independent parties in substantive financing and leasing transactions related to the business operations whose sole purpose was to manage, support, and generate value for the equity investors. The trustee in Royal LePage, by contrast to the facts here, stood in the chain of issuance of the securities, and the trustee’s role was significant to the tax structure of the overall transaction, but the Staff agreed that the trustee was not a co-issuer.

Talents do make substantial efforts, but those efforts are focused on furthering their own careers rather than adding value to the Roys. The only promotional efforts that Talents are required to make pursuant to their contracts with the Company are two time-limited social media posts at the time that their Roys are first introduced to the platform. After those posts, Talents have no ongoing promotional obligations with respect to the Roys. Talents, furthermore, are not compensated in Roys, and nor is their compensation based on the value of Roys, but rather they receive fixed cash payments for the intellectual property rights to use their likeness on the Royaltiz.com platform. Each Talent receives a single cash payment within thirty days of the introduction of the associated set of Roys. Like other users, Talents have the option of purchasing Roys either at introduction, or while the Roys are offered on the platform, but their compensation is denominated entirely in cash.

As previously noted, certain external indications of success related to the Talents, such as social media activity, are used by the algorithm as reference points of value, but the role of the Talent is more similar to a security linked to the value of a stock index or to the success of a sports franchise, including the performance of individual athletes, such as members of the Manchester United soccer team, which is traded on Nasdaq under the symbol MANU. In those investments, the individual companies whose stock are included in the index are not considered co-issuers of the index investment, even though they may have actively promoted the company’s inclusion in the index, and the members of Manchester United are not co-issuers of the team’s stock.

The Staff also asked that the Company respond with reference to the “Howey test.” The Howey investment contract analysis is consistent with the conclusion that the Talents are not “co-issuers” of the Roys. In administering the Howey “investment contact” analysis, the Commission and the courts have focused on the principal organizer of the investment, or those who have provided the “essential managerial efforts” in generating investment return, and have not focused on others, as “co-issuers” or otherwise, whose efforts may also directly or indirectly support the value of the securities. In the Company’s case, the Talents make no managerial efforts in issuing and operating the Roys, let alone the “essential managerial efforts.” Talents’ efforts are focused on the advancement of their own careers. Talents are not principal organizers of Roys, nor even organizers at all. The Company unquestionably provides the essential managerial efforts and is appropriately characterized as the “issuer” of the Roys.

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In SEC v. W.J. Howey Co., 328 U.S. 293, 299-301 (1946), in finding a “security,” the Court focused on the fact that the W.J. Howey Co. (“Howey”) supplied the knowhow, equipment, and labor to the citrus orchards, and sold profits interests to passive investors who lacked the means, ability, or interest in cultivating the orchards on their own. Although the Court noted that Howey only “partly owned” the orchards in question, and that other third parties had an ownership interest, ownership of the orchards was not meaningful to the Court’s holding, as the Court noted that “it is enough that the respondents merely offer the essential ingredients of an investment contract.” Id. at 301. Although the land was the critical foundation of the profits interests that Howey was selling, we believe that it is clear that the Court would have reached the same conclusion if the land was owned entirely by a third party, and it would not have viewed such a third party as an issuer, at least without significant and substantive involvement in structuring and selling the profits interests.

Along the same lines, in SEC v. Glenn W. Turner Ent., 474 F.2d 476, 482 (9th Cir., 1982), the fact that the defendant did not provide the “sole” efforts necessary to provide investors a profit, so that the efforts of other parties also contributed, was not critical to the court’s conclusion that the defendant was the single issuer of a “security.” The court held that it was sufficient that the defendant’s efforts “are the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise.”

In its guidance with respect to whether given investments are “securities” and who the issuer of securities may be, likewise, the Commission has focused on “active participants” who provide “essential managerial efforts” rather than those of others relevant to the success of the investment. See, e.g., Framework for Investment Contact Analysis of Digital Assets, at Section II.C, citing SEC v. Int’l Loan Network, Inc., 968 F.2d 1304, 1308 (D.C. Cir. 1992) (sufficient that investment returns accrued “predominantly” from the efforts of others including those of appellants). The Commission provides examples involving “active participants” who:

●	are “responsible for the development, improvement, … operation, or promotion of the network,”

●	“creates or supports a market for, or the price of, the digital asset,”

●	“has a lead or central role in the direction of the ongoing development of the network or digital asset,” or

●	“has a continuing managerial role in making decisions about or exercising judgment concerning the network or the characteristic or rights the digital asset represents . . .”

In light of the foregoing, we respectfully submit that Talents do not constitute “co-issuers” under the Howey test, in light of the Howey test’s focus on the principal organizer of the investment and those who provide “essential managerial efforts” in generating investment returns. In the case of the Roys, the Talents make no managerial or organizational efforts, and any value that they contribute to the Roys is incidental to the efforts they make in relation to their own careers. The Company is the sole provider of “essential managerial efforts,” and, consistent with the holding in Turner, the efforts of other parties are not dispositive in determining the existence of the Company as a single issuer.

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14. We note your response to comment 15 and reissue our comment. We continue to believe that MANSE USA is functionally issuing securities on behalf of MANSE France by virtue of the sublicense agreement given that it appears that the only difference between the Roys issued by MANSE France and you as the issuer, at least with respect to the Talents you have in common. In this regard, tell us how the Roys issued by MANSE France differ from the Roys to be issued by you with respect to the same Talent. Given that MANSE International controls MANSE France and you, tell us why MANSE USA should not be treated as the alter ego of MANSE France. Please revise your analysis to address this, including a description of consideration MANSE France will receive for sublicensing certain Talent IP to MANSE USA. File as an exhibit a form of the Primary Agreement, as such term is defined in the Master Agreement, MANSE France has entered into with each Talent.

Company Response: The Company acknowledges the Staff’s comment. In addition to the Company’s response to Comment 13 set forth above, the Company notes that MANSE USA has its own employees located in the U.S., who will be responsible for the day-to-day operations in the U.S., and will focus on a market that is fundamentally different from the French market. Each of MANSE France and MANSE USA have independent financial statements, and the latter’s financial statements are audited by an independent U.S. firm. MANSE International established a separate company and business in the U.S. because it is a very different market, and consumers in the U.S. will have a different level of interest and demand for Talents. While the Company believes that some Talents have appeal in both markets, the level of appeal for the same Talent likely differs. As a result of further market analysis, the Company has decided initially to introduce only Talents directly engaged by MANSE USA, and not any Talents assigned from MANSE France. On an ongoing basis, the Company does not expect to include more than one or two (if any) Talents in its offering of Roys to investors in the U.S. based on intellectual property rights assigned from its French affiliate for at least the first 12 months, and thereafter does not expect to include more than a small number of such Talents (if any) representing no more than ten to twenty percent of its overall Talent offering. The Company has identified and communicated with several Talents of interest to the U.S. market in addition to the one Talent it has already engaged, whose names we propose to provide to the staff supplementally, and believes that these Talents will sign agreements once the Staff qualifies this offering. Once this offering is qualified, MANSE USA plans to broaden its efforts to retain numerous additional Talents that it believes will be of interest to the U.S. market.

Moreover, unlike the partnerships and trusts in Comdisco, referenced in the Company’s response to Comment 13 set forth above, MANSE France is not the actual issuer of the Company’s Roys, it will play no role in the issuance of the Roys, and it would not be actively engaged in any transactions or operations related to the issuance or operation of the Company’s Roys. Unlike the structure here, the partnerships and trusts in Comdisco were independently engaged in substantive financing and leasing transactions that were central to the operations underlying the issued equity.

Contracts governed by U.S. law between MANSE USA and the Talent are the legal foundation of the Roys in question, not the separate agreement governed by French law between MANSE France and the Talent. MANSE France is not the de-facto issuer or co-issuer of Roys issued in the United States, and participants on the platform will not view it as playing such a role, and MANSE France in fact plays no role in the chain of issuance by MANSE USA. As previously noted, MANSE France is not involved in MANSE USA’s decision to issue an associated Roy in the United States, nor in determining the number of Roys to issue.

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MANSE France’s only involvement in the issuance of a set of Roys by MANSE USA for a Talent that MANSE France had originated would be its assignment to MANSE USA of its intellectual property rights to use the likeness of the Talent, and for that it is paid a one-time, fixed fee solely in cash, and MANSE France is not further compensated. Accordingly, MANSE France is not compensated based on the success or value of the Roys issued in the U.S. market, and it has no economic interest in any Roys issued in the U.S. As reflected in Section 6 of the Master Agreement, attached as Exhibit 6.2 of the Offering Statement, upon an assignment, MANSE USA reimburses MANSE France for a portion of the fee that MANSE France initially paid to the Talent. The fee is based on the ratio of the number of Roys authorized for issuance by MANSE USA divided by that same number, plus the number of Roys authorized by MANSE France. Thus, for example, if MANSE France has authorized 10,000 Roys for a particular Talent, and MANSE USA authorizes 5,000 Roys for that Talent, then MANSE USA will pay MANSE France one-third of the fee the latter initially had paid that Talent.

The fact that MANSE France and MANSE USA are under common control does not make them co-issuers. Public and private subsidiaries of issuers, including wholly-owned finance subsidiaries, are routinely recognized as separate issuers. The same is true of public and private companies that are controlled by a single investor, or by a single family. It is not unusual for a company outside the U.S. to establish a separate company in each geographic region of the world in order to operate a substantially similar business but each focused on distinctly different markets. Mercedes Benz Group AG, for example, does not operate in the U.S. market, but rather its subsidiary, Mercedes Benz, USA operates in the U.S. Mercedes Benz USA, as a U.S. issuer with a principal place of business in Atlanta, Georgia, is eligible to use Regulation A were it to decide to do so, even though the subsidiary is controlled by its German affiliate, which is in the same business. Finally, as noted in our prior responses to the Staff’s prior Comment 14, we respectfully submit that none of the factors considered under Delaware law for determining whether one company may be an “alter ego” of another are present in our facts to indicate that the Company is an “alter ego” of MANSE France.

Further, the economics of the Roys issued by MANSE France are materially different from those issued by MANSE USA, even if the Roys issued by each is associated with the same Talent. The pricing mechanism for Roys issued by MANSE USA takes into account only redemptions of Roys issued in the United States by MANSE USA. The pricing mechanism for Roys issued by MANSE France takes into account only sales of Roys by participants on the French platform. MANSE France, unlike MANSE USA, does not provide holders a redemption right. Holders of Roys issued by MANSE USA rely solely on the credit of that company to effect redemptions upon request, and holders of Roys issued by MANSE France rely solely on the credit of a third-party affiliate that is not involved in the Company’s offering to purchase Roys upon request. Roys issued by MANSE France may be resold to new purchasers on the French platform after being purchased by MANSE Liquidite, whereas those redeemed by MANSE USA are cancelled, which may impact pricing over time. Even for the same Talent, the Roys issued by MANSE USA are denominated in U.S. dollars, whereas those issued by MANSE France are denominated in Euros, and the relative value of those currencies sometimes fluctuate materially. Roys issued by MANSE USA are not exchangeable for Roys issued by MANSE France, even for the same Talent, and vice versa, and we have clarified language in the Participation Agreement attached to the revised Offering Statement as Exhibit 6.1 to remove any implication that would have suggested otherwise.

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15. We are still considering your response to comment 16 and may have additional comments.

Company Response: The Company acknowledges the Staff’s comment.

16. We reissue comment 18 as your response is too conclusory and does not adequately provide the requested analysis with respect to whether the Company and its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940 (the “Investment Company Act”). Please provide a detailed legal analysis regarding whether the Company and its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act. In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor. Additionally, please tell us what exclusion or safe harbor from the Investment Company Act you are relying on (if any) and provide us with a detailed legal analysis (including relevant unconsolidated financial information as of year-end December 31, 2022 and the most recent quarter-end 2023 available) supporting your determination that the exclusion or safe harbor is available to you.

Company Response: The Company believes that it is not an investment company under Section 3(a)(1)(A) of the Investment Company Act of 1940 (the “Act”) and therefore is not subject to the Act. Rather than participating in the investment experience of a pool of assets, a purchaser of Roys will obtain a yield paid by the Company from its assets based on an algorithm that measures the commercial success of a particular Talent. The owner of Roys will not participate in the profits of the Company, and all the equity of the Company is owned by its parent corporation. Thus, the offering has little in common with an offering of an investment company.

More specifically, the Company will not be an investment company under Section 3(a)(1)(A) of the Act because it will not be primarily engaged in the business of investing, reinvesting or trading in securities. The Company will not invest in or trade securities, and it will not hold Roys, which are cancelled upon redemption. The Company will be in the business of selling and repurchasing securities that it issues (Roys), similarly to how an issuer transacts in redeemable preferred stock that it may issue in multiple series, but it will not be “investing, reinvesting, or trading in” Roys (securities).

Substantially all of the proceeds of the offerings of Roys (and other sources of income, including fee income collected upon issuance of Roys) will be held in cash and cash equivalents, including demand deposits in banks, which are not treated as securities by Section 2(a)(36) of the Act. The remainder of the assets of the Company will consist of intellectual property, including the platform it will operate to sell and redeem Roys and provide other products and services associated with the Talent, the licenses it will own to use the names images and likenesses of the Talent, and the proceeds of a loan from its corporate parent, which are held in one or more bank accounts. As noted above, the Company has determined not to make a secondary market in Roys, and an affiliate will not own a pool of Roys for that purpose.

The business that the Company is primarily engaged in is more accurately focused on the algorithm that it uses to evaluate yield payments based on its measurement of the commercial success of a Talent, and the public profile of its website. The algorithm supports the business operations described above in selling and redeeming Roys, but also other business opportunities such as the sale of data to media and other third parties based on the operation and results of its algorithm. The website will become a platform to sell other products related to the Talents, such as opportunities to attend a private dinner prepared by a Talent who is a celebrity chef. Moreover, because a Roy is a contract between a Fan and the Company, it is legally impossible for the Company to invest or reinvest in Roys, as it cannot be a counterparty to a contract with itself.

The Company respectfully suggests that the factors set out in Tonopah Mining Co. Of Nevada, the 1947 SEC opinion, are not particularly helpful to determining whether the Company is an investment company under Section 3(a)(1) of the Act. In Tonopah, the SEC developed five factors to determine whether an issuer that has been an operating company is now primarily engaged in the business of investing, reinvesting or trading in securities because of its investments in securities. The five factors are: (1) the issuer’s historic development; (2) its public representation of policy; (3) the activities of the issuer’s officers and directors; (4) the source of the issuer’s present income; and (5) the nature of the issuer’s present assets.1

The Company is a new issuer with no business history. It has made no public representations of its business policy except the development and issuance of Roys. The officers and directors of the Company will be engaged in managing the business activities of the Company, which is anticipated to include issuance of securities (Roys) but not management of any investments in securities, i.e., it will be issuing securities, but will not be investing, reinvesting or trading those (or any) securities. The Company currently has no income, but it expects following qualification of this offering to have revenues from the sale of Roys, fees associated with the sale and redemption of Roys and the sale of products and services associated with the Talent. Its only asset currently consists of a loan from its parent corporation, which is its seed capital held in bank accounts.

The Commission has stated that “[t]he two most important factors are the composition of the issuer’s assets and the sources of its income.” The Company will not invest in securities, although the revenues (income) of the Company in the future may be expected to consist primarily of the fees that it receives and the proceeds of the sale of Roys, the Company expects that sales of associated products will ultimately account for at least half of its revenues. We submit that, in the absence of investments in securities, income from the sale of the issuer’s own securities should not be considered relevant to the Tonopah analysis.

To sum up, the Company will be issuing Roys, not investing, reinvesting or trading in Roys, and thus application of the Tonopah factors does not suggest that the Company is an investment company under Section 3(a)(1)(A) of the Investment Company Act

1 See Certain Research and Development Companies, Investment Company Act Rel. No. 2585 (Nov. 26, 2002) at Section I.C.

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17. We reissue comment 19 as your response is too conclusory and does not adequately provide the requested analysis with respect to whether the Company and its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act. Further, please provide a detailed legal analysis regarding whether the Company or any of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act. In your response, please include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations. Additionally, please tell us what exclusion or safe harbor from the Investment Company Act you are relying on (if any) and provide us with a detailed legal analysis (including relevant unconsolidated financial information as of year-end December 31, 2022 and the most recent quarter-end 2023 available) supporting your determination that the exclusion or safe harbor is available to you.

Company Response: The Company believes that it is not an investment company under Section 3(a)(1)(C) of the Investment Company Act of 1940 (the “Act”) and therefore is not subject to the Act. The Company is not relying on any safe harbor from registering under the Investment Company Act.

Under Section 3(a)(1)(C) of the Act, an issuer is an investment company if it is both (i) engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities and (ii) owns or proposes to acquire investment securities having a value exceeding 40% of the issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. The Company satisfies the “objective test” of Section 3(a)(1)(C) as the Company does not own or propose to acquire investment securities having a value exceeding 40% of the Company’s total assets (exclusive of cash items) on an unconsolidated basis.

Below is the Company’s balance sheet for the period ended May 31, 2023.

May 31, 2023
ASSETS

Current assets (notes 2 & 4)	-

Total current assets	-

Other assets	-

Total other assets	-

Total assets	$-

May 31, 2023
LIABILITIES AND MEMBER’S DEFICIT

Current liabilities
Related party payables (note 3)	62,615
Accrued expenses and other current liabilities	198,981

Total current liabilities	261,596

Long-term liabilities	-

Total long-term liabilities	-

Total liabilities	261,596

Member’s deficit (note 5)	(261,596)

Total liabilities and member’s deficit	$-

The Company proposes only to issue investment securities as does any public company, most analogously those companies that issue redeemable preferred stock. Any Roys that are redeemed will be cancelled and not held. The Roys are contracts, and the Company cannot legally maintain a contract within itself. Even if the Company were to hold Roys that it redeemed, it could ascribe to them no value for purpose of the Company’s financial statements and thus for purposes of Section 3(a)(1)(C)’s 40% test. The Company would in that circumstance effectively be on “both sides” of the repurchased financial contracts, having issued each financial contract (a liability) it has repurchased (an asset). This is consistent with accounting for the purchase of treasury stock under U.S. GAAP under which treasury stock its treated as a deduction from total capital stock. See ASC 505-30.

18. We reissue comment 20 as your response is too conclusory and does not adequately provide the requested analysis with respect to whether or not the Company meets the definition of an “investment adviser” as defined under the Investment Advisers Act of 1940 (the “Advisers Act”). Please provide your detailed legal as to whether or not the Company meets the definition of an “investment adviser” as defined under the Advisers Act. In your response, please address each of the three prongs of the “investment adviser” definition in Section 202(a)(11) of the Advisers Act and identify the factual and legal basis for your position on each of these three prongs, including citations to any applicable law, regulation or other precedent. When addressing the “compensation” prong of the “investment adviser” definition, please also provide additional information about how exactly the Company intends to be compensated for its services. If you believe that you qualify for any exclusions or exemptions from “investment adviser” status, please identify those exclusions or exemptions and provide detailed support for your position.

Company Response: Under Section 202(a)(11) of the Investment Advisers Act, a person is an investment adviser if it (i) for compensation, (ii) is engaged in the business of (iii) providing advice to others about securities. It must meet each prong of the definition, i.e., the failure to satisfy any one prong would cause it to fail the definition and not be subject to the Advisers Act.2 Accordingly, the Company’s receipt of compensation (or the form of its compensation) would not matter if it is not engaged in the business of providing advice about securities. The Company will be issuing Roys and will not be providing investment advice to purchasers of Roys. The Company also will not provide advice with respect to a securities portfolio in which the assets of the Company are to be invested because the Company will not invest in securities. Even if the Company did invest in some securities (or, for that matter an entire portfolio of securities), the directors and officers of the Company would manage the entire Company, including any securities portfolio, and thus would not be providing advice to “other persons.” Like an internally managed investment company the Company has no adviser and thus no adviser subject to the Advisers Act.3

2 Applicability of the Advisers Act of 1940 to Financial Planners, Pension Consultants, and Other Persons Who Provide Others with Investment Advice as a Component of Other Financial Services, Advisers Act Rel. No. 1092 (Oct. 8, 1987) (“A determination as to whether a person providing . . . advisory services . . . is an investment adviser will depend upon whether such person: (1) provides advice, or issues reports or analyses, regarding securities, (2) is in the business of providing such services; and (i) provides such services for compensation.” (emphasis added)); See also Regulation of Investment Advisers by the U.S. Securities and Exchange Commission (Mar. 13, 2013), avail at. https://www.sec.gov/about/offices/oia/oia_investman/rplaze-042012.pd. (“A person must satisfy all three elements to fall within the definition of “investment adviser” and thus be subject to the Act.”).

3 The SEC, as recently as 2002, has acknowledged that internally managed investment companies (“funds”) are not managed by advisers. Fund of Funds Arrangements. Securities Act Release No. 10871. Investment Company Act Release No. 34045. October 7, 2020. (“[F]unds that do not have an adviser, such as internally managed funds or UITs, always would need to enter into a fund of funds investment agreement.”).

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Additionally, the following is in response to the Staff’s comment in the course of our video conference on November 27, 2023 asking whether the Company’s offering should be considered an “at-the-market” offering and thus not eligible to be made under Regulation A. We acknowledge that the proposed offering will not be made at one price to investors, as the price will vary and be determined by the pricing formula described in more detail in the Offering Statement, which is an alternative measure of value that takes into account the level of sale activity for a given Roy. However, we respectfully suggest that, while the Company’s proposed offering will be made at multiple prices, those prices are “fixed” by the pricing formula which will be known and described in the Offering Statement and which will not change after the offering circular is qualified, and therefore the Company’s proposed offering does not come within the scope of the term “at-the-market” offering.

An “at-the-market offering” is a term of art developed in connection with both Rule 415(a)(4) and Rule 251(d)(3)(ii), and it is defined identically under both rules as “an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.” When the Commission amended Regulation A in 2015, it extended the preclusion under that Regulation to at-the-market secondary offerings, but did not change the meaning of, or adopt a different meaning for, “at-the-market” offerings for the purposes of Regulation A. Securities Act Rel. No. 33-9497 (Dec. 18, 1013), at 117 (proposed rules); Securities Act Rel. No. 33-9741, at 137-138 (final rules) (Mar. 25, 2015).

The Staff has in the past acknowledged that not all offerings that are made at different or fluctuating values are “at the market” offerings. In particular, offerings that involve prices that fluctuate based on a formula or alternative benchmark of value rather than an actual market price are not at-the-market offerings, especially if there is no actual active trading market. Consistent with this approach, for example, the Staff has not objected to the view that offerings conducted at fluctuating prices based on net asset value, or NAV, fall outside the scope of at-the-market offerings even though they are made at constantly fluctuating prices based on NAV, and even though there may be a separate, active trading market at different “market” prices. To cite just two examples, while the Staff asked if the NAV offerings in iShares S&P GSCI Commodity-Indexed Trust (Registration No. 33-126810) and DB Commodity Index Tracking Fund (Registration No. 333-125325) were “at the market” offerings, it accepted the issuers’ explanations that they fell outside the scope of “at-the-market” offerings despite the fluctuating prices and took the registration statements for those offerings effective.9

In the Company’s case, the price is determined by the pricing formula which is an alternative benchmark of value that is not a market price. We have supplemented the updated Offering Statement with additional disclosure about the pricing mechanism. The pricing formula takes into account primarily the number of Roys redeemed of a given Talent’s Roys, and because there will be no actual market for Roys that accommodates transactions between buyers and sellers, the formula does not reflect or even take into account an actual market price. Unlike some of the precedents involving NAV, there is no parallel actual trading market for Roys, another factor supporting the determination that the offering proposed here is not an “at the market” offering.

The policy rationales underlying the special treatment of at-the-market offerings supports our view. We reviewed the SEC releases proposing and adopting the integrated disclosure system (and the introduction of shelf registration), and along with it Rule 415 under the Securities Act. Although the releases covered the broad spectrum of issues raised by the integrated disclosure system, there was some discussion of “at the market” offerings in connection with the special treatment of such offerings under what is now Rule 415(a)(4). There were two concerns that focused on at-the-market offerings in particular as compared to shelf offerings generally, i.e., the potential for disorderly markets and the potential for market manipulation. See Securities Act Rel. No. 6383 (Mar. 3, 1982) at 24-25; Securities Act Rel. No. 6276 (Dec. 23, 1980), at 19-20, 35. The concern was that the issuer could either intentionally influence the market price of the security, or unintentionally create disorderly trading markets, by the timing and volume of its sales of securities. In the Company’s proposed offering, the price is not impacted by the number of sales of Roys by MANSE USA to customers, and there is no trading market that can be manipulated. The price will be determined by a set formula fixed at the time the Offering Statement will be qualified, and not by market activity involving the Company and its affiliates, as the Company and its affiliates are not permitted to transact in Roys other than the Company’s availability to satisfy redemptions. Accordingly, the Company will not have the ability to influence the market price of the securities through its sales of additional Roys at the fixed formula price, and there is no risk of unintentionally creating a disorderly trading market through such sales.

9 Along the same lines, in Careerlink Holdings, File No. 024-11997, an offering under Regulation A, the staff raised an “at-the-market” comment but ultimately did not object to the issuer’s position where the price varied based on the volume of securities purchased rather than based on a market price, and there was no actual existing trading market.

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We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions or comments regarding the foregoing to Simon Wood 212-969-4333 or Frank Zarb at (202) 416-5870.

Very truly yours,

/s/ Simon Wood

cc:	Christophe Vattier, Manager, MANSE USA LLC
Richard Mogni, Legal Advisor to MANSE USA LLC
Frank Zarb, Esq., Proskauer Rose LLP

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Exhibit A

Example Talent Summary

Nick Kyrgios, born 27 April 1995, is an Australian professional tennis player. Kyrgios achieved his career-high ATP singles ranking of world No. 13 on October 24, 2016. He has won seven ATP Tour singles titles, including the 2019 and 2022 Washington Open, and reached eleven finals, most notably a major final at the 2022 Wimbledon Championships, and a Masters 1000 final at the 2017 Cincinnati Masters.

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